Exhibit (a)(1)(J)

Kenexa Successfully Completes Tender Offer for Salary.com Shares

WAYNE, Pa. – October 1, 2010 – Kenexa Corporation (Nasdaq: KNXA) today announced the successful completion of the tender offer by its direct, wholly-owned subsidiary, Spirit Merger Sub, Inc., for all outstanding shares of common stock of Salary.com, Inc. (Nasdaq: SLRY) at a price of $4.07 per share, net to the holder in cash, without interest and less any applicable withholding taxes. The tender offer expired at 12:00 midnight, New York City time, at the end of the day on September 30, 2010.

The depositary for the tender offer has advised Kenexa that, as of the expiration of the tender offer, 15,633,332 shares were validly tendered and not withdrawn in the tender offer, representing approximately 86.8% of Salary.com’s outstanding shares (79.3% of Salary.com’s outstanding shares on a fully diluted basis). All validly tendered shares have been accepted for payment in accordance with the terms of the tender offer.

Kenexa intends to exercise its option to purchase newly-issued shares of common stock from Salary.com.  These shares represent the number of shares of Salary.com sufficient, when added to the number of shares purchased by Spirit Merger Sub in the offer, to give Spirit Merger Sub ownership of one share more than 90% of Salary.com’s outstanding shares on a fully diluted basis.  As soon as practicable after the exercise of this option, Kenexa intends to complete the acquisition of Salary.com through the merger of Spirit Merger Sub with and into Salary.com, with Salary.com as the surviving corporation and a wholly owned subsidiary of Kenexa.   The merger will be effected by way of a “short form” merger in accordance with applicable provisions of Delaware law that authorize the completion of the merger without a vote or meeting of stockholders of Salary.com.

By virtue of the merger, all remaining issued and outstanding shares (other than shares held by Kenexa, Spirit Merger Sub or Salary.com and shares held by stockholders who properly exercise their appraisal rights under applicable Delaware law) will be acquired for $4.07 per share, net to the holder in cash, without interest and less any applicable withholding taxes, which is the same amount per share that was paid in the tender offer.  Following the merger, Salary.com’s shares will cease to be traded on the Nasdaq Capital Market.

About Kenexa

Kenexa® provides business solutions for human resources. We help global organizations multiply business success by identifying the best individuals for every job and fostering optimal work environments for every organization. For more than 20 years, Kenexa has studied human behavior and team dynamics in the workplace, and has developed the software solutions, business processes and expert consulting that help organizations impact positive business outcomes through HR. Kenexa is the only company that offers a comprehensive suite of unified products and services that support the entire employee lifecycle from pre-hire to exit. Additional information about Kenexa and its global products and services can be accessed at www.kenexa.com.

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Note to editors: Kenexa is a registered trademark of Kenexa.  Other company names, product names and company logos mentioned herein are the trademarks or registered trademarks of their respective owners.

Contact

MEDIA CONTACT:

Jennifer Meyer
Kenexa
(612) 332-6383
jennifer.meyer@kenexa.com

Jeanne Achille
The Devon Group
(732) 224-1000, ext. 11
jeanne@devonpr.com

INVESTOR CONTACT:

Kori Doherty
ICR
(617) 956-6730
kdoherty@icrinc.com